SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of MARCH 2006

TMM Group, Inc.
(Translation of registrant’s name into English)
Av. de la Cúspide No.4755, Colonia Parques del Pedregal, Delegación Tlalpan,
México City, D.F., C.P. 14010 México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-____ .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 7, 2006

Grupo TMM, S.A.

By: /s/ Juan Fernández Galeazzi
______________________________________
Juan Fernández Galeazzi
Director Finance & Treasurer

This Form 6-K and the exhibit attached hereto are hereby incorporated by reference into the Registration Statement on Form F-3, Number 333-90710.

EXHIBIT INDEX

EXHIBIT 99.1:   Press Release dated March 6, 2006. GRUPO TMM, S.A. ANNOUNCES PURCHASE OF SEACOR'S 40% INTEREST IN MEXICAN OFFSHORE SUPPLY JOINT VENTURE

Exhibit 99.1

GRUPO TMM COMPANY CONTACT:	SEACOR HOLDINGS INC. CONTACT:
Juan Fernández, Chief Financial Officer	Timothy McKeand, Vice President, Corporate communications
011-525-55-629-8778	954-524-42000 ext.820
(juan.fernandez@tmm.com.mx)	(tmckeand@ckor.com)

Brad Skinner
Senior Vice President, Investor Relations
011-525-55-629-8725
(brad.skinner@tmm.com.mx)

Monica Azar
Manager, Investor Relations
212-659-4975
(monica.azar@tmm.com.mx)

Marco Provencio
Comunicación Social, Proa/StructurA
011-525-55-442-4948
(mp@proa.structura.com.mx)

AT DRESNER CORPORATE SERVICES:
Kristine Walczak (investors, analysts, media)
312-726-3600
(kwalczak@dresnerco.com)

Grupo TMM, S.A. Announces Purchase of Seacor's 40% Interest in Mexican
Offshore Supply Joint Venture

FORT LAUDERDALE, FLORIDA and MEXICO CITY, MEXICO
March 6, 2006

FOR IMMEDIATE RELEASE - Grupo TMM, S.A. (NYSE:TMM and BMV:TMM A; "TMM"), and SEACOR Holdings Inc. (NYSE: CKH; “Seacor”) today announced that Grupo TMM purchased Seacor’s 40% interest in Marítima Mexicana, S.A. de C.V. (“Marmex”), a joint venture company dedicated to providing maritime offshore services in Mexico’s Gulf Coast.

Additionally, Grupo TMM purchased five offshore vessels owned by Seacor and has flagged them Mexican. These vessels are working under time charter contracts supporting offshore exploration and production activities in the Gulf of Mexico. The aggregate value of the transactions was approximately $57.0 million. Grupo TMM and Seacor intend to maintain good relations in pursuing future business opportunities in the offshore Mexican market.

Headquartered in Mexico City, TMM is a Latin American multimodal transportation company. Through its branch offices and network of subsidiary companies, TMM provides a dynamic combination of ocean and land transportation services. Visit TMM’s web site at www.grupotmm.com. The site offers Spanish/English language options.

SEACOR is a global provider of marine support and transportation service, primarily to the energy and chemical industries. SEACOR and its subsidiaries provide customers with a full suite of marine-related services including offshore services, U.S. coastwise shipping, inland river services, helicopter services, environmental services, and offshore and harbor towing services. SEACOR is uniquely focused on providing highly responsive local services, combined with the highest safety standards, innovative technology, modern efficient equipment, and dedicated, professional employees.